Exhibit 23.2

James W. McLeod, P. Geo.

4590 Deodar Road

P.O. Box 3540

Silver Springs, NV 89429

Phone: 775 577-5393

jjmcleod@xplornet.com

U.S. Securities and Exchange Commission

450, 5th Street, NW

Washington, D.C.

20549

CONSENT

I, James W. McLeod, P. Geo., am the author of a Report entitled "Review and Recommendations, Bard 1-4 Mineral Claims, Paymaster Canyon Area, Esmeralda County, Nevada, USA", dated July 18, 2009, prepared for Northumberland Resources, Inc.

This is to confirm that I consent to the filing of the Bard 1-4 Project Report by the Company with the US Securities and Exchange Commission.

I also consent to Northumberland Resources, Inc. distributing copies of the Report to its shareholders or prospective investors, and to the disclosure of the Report on their website for electronic viewing.

Dated at Silver Springs, NV this 18th day of July, 2009

/s/ James W. McLeod

James W. McLeod

Consulting Geologist